

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2021

Laurent Bernard Marie Junique
Chief Executive Officer
TDCX Inc.
750D Chai Chee Roa
#06-01/06 Viva Business Park
Singapore 469004

> **Re: TDCX Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted April 9, 2021**
> **CIK No. 0001803112**

Dear Mr. Junique:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment to Draft Registration Statement on Form F-1 filed on April 9, 2021

Risk Factors

Our key clients have significant leverage over our contractual terms and may terminate such contracts..., page 25

1. We note that your call center services agreement for Facebook contains an exclusivity provision. Please describe this exclusivity provision and clarify the scope of competitors it would apply to and any restrictions on your ability to add clients. For example, if the provision would mostly apply to a particular industry, please provide a description of such industry.

Capitalization, page 60

2.   Please make reference to a stock split in connection with the automatic conversion of all of the shares held by your Founder into Class B ordinary shares. We note your disclosure on page 172.

Notes to Consolidated Financial Statements
34. Events After the Reporting Period, page F-47

3.   Regarding the US$188 million distribution to the Founder, clarify if this is a dividend and tell us how it affected your debt covenants.

   You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3450 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rajeev P. Duggal, Esq.